UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 5)*


                            ARCH WIRELESS, INC.
                  (f/k/a Arch Communications Group, Inc.)
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                              (Name of Issuer)

                   Common Stock, par value $.01 per share
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                       (Title of Class of Securities)

                                 039392105
                             -----------------
                               (CUSIP Number)

                            Jessica Forbes, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                               (212) 859-8558
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    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                             November 10, 2000
                       ------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 039392105                  13D

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           Whippoorwill Associates, Inc.
           13-3595884

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (See Instructions)                                   (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

     OO; WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       8,826,439

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH

                10  SHARED DISPOSITIVE POWER

                    8,826,439

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,826,439

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.2%

14  TYPE OF REPORTING PERSON (See Instructions)

          IA, CO

                                SCHEDULE 13D
                                ------------



ITEM 1.     SECURITY AND ISSUER.


            This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Arch Wireless, Inc. (formerly known as Arch Communications Group, Inc.), a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1800 West Park Drive, Suite 250, Westborough, MA 01581. The Statement amends the Schedule 13D filed by Whippoorwill Associates, Inc. ("Whippoorwill") on June 14, 1999 as amended through February 29, 2000. The information reflected in this Statement is current through February 21, 2001.

ITEM 2.     IDENTITY AND BACKGROUND.

            No change.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 is amended by adding the following paragraph to the end of Item 3:

            On November 10, 2000, the Holders acquired 4,632,487 shares of Common Stock in exchange for Notes of Paging Networks, Inc. ("PageNet"), as more fully described in Item 5(c) below. The Notes had been purchased with the working capital of the Holders.

ITEM 4.     PURPOSE OF TRANSACTION.

            Item 4 is amended by replacing the first paragraph with the following:

            Whippoorwill acquired beneficial ownership of the shares of Common Stock to which this Statement relates pursuant to the Plan, in related transactions described in Item 3, and in the merger transaction described in Item 5(c) below. Such shares were acquired for investment purposes and Whippoorwill will, from time to time, evaluate the status of such investment in light of then-existing conditions.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Item 5 is amended in its entirety as follows:

            (a) The percentages set forth in this Item 5 are based on the Issuer's representation that as of February 19, 2001 there were 167,938,222 shares of Common Stock outstanding.

            The Holders, in the aggregate, directly own 8,386,535 shares of Common Stock representing approximately 5.0% of the outstanding Common Stock. The Holders, in the aggregate, own 1,319,713 Participation Warrants, which are exercisable into 439,904 additional shares of Common Stock. Therefore, the Holders, in the aggregate, beneficially own 8,826,439 shares of Common Stock, representing approximately 5.2% (computed in accordance with Rule 13d-3(d) under the Act) of the outstanding Common Stock.

            (b) Although Whippoorwill does not own any of the Common Stock, since Whippoorwill has discretionary authority with respect to the investments of and acts as agents for its clients, Whippoorwill has shared power to vote the 8,826,439 shares of the Common Stock beneficially owned by the Holders. The information required by Item 2 with respect to Whippoorwill is set forth in item 2 above.

            (c) On November 10, 2000, the Issuer completed its acquisition of PageNet. Pursuant to the Agreement and Plan of Merger by and between the Issuer, St. Louis Acquisition Corp., and PageNet dated as of November 7, 1999, as amended, and the Plan of Reorganization filed by PageNet with the U.S. Bankruptcy Court for the District of Delaware on July 25, 2000, the Issuer issued approximately 84.9 million shares of Common Stock to PageNet's noteholders and 5.0 million shares of Common Stock to PageNet's stockholders. A copy of the Agreement & Plan of Merger is attached as Exhibit F. Whippoorwill exchanged $11,023,000 in principal amount of 8.875% PageNet Notes, $40,906,000 in principal amount of 10% PageNet Notes, and $13,750,000 in principal amount of 10.125% PageNet Notes for a total of 4,632,487 shares of Common Stock.

            (d) The Holders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein. No Holder beneficially owns more than 5% of the Common Stock.

            (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            No change.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Item 7 is amended by adding the following:

            Exhibit F: Agreement and Plan of Merger dated as of November 7, 1999, by and between the Issuer, St. Louis Acquisition Corp., and PageNet dated as of November 7, 1999, as amended (incorporated by reference to Exhibit 99.1 of the Issuer's Form 8-K filed September 21, 2000, Exhibit
99.1 of the Issuer's Form 8-K filed July 28, 2000, Exhibit 99.1 of the Issuer's Form 8-K filed January 21, 2000 and Exhibit 99.1 of the Issuer's Form 8-K filed November 19, 1999).

                                 SIGNATURES
                                 ----------

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 22, 2000



                                WHIPPOORWILL ASSOCIATES, INC.


                                By:  /s/ Shelley F. Greenhaus
                                     --------------------------------------
                                     Name:   Shelley F. Greenhaus
                                     Title:  Managing Director